UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

_____________
Townsquare Media, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of class of securities)

892231-10-1
(CUSIP Number)

Vincent Erardi Senior Managing Director, Chief Financial Officer and Treasurer GE Capital Equity Holdings, Inc. 201 Merritt 7 Norwalk, CT 06851 (203) 229-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   [_].

CUSIP No. 892231-10-1	13D	Page 2

1		NAME OF REPORTING PERSONS	GE Capital Equity Holdings, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	2,996,283 (see Item 5) (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5) (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	2,996,283 (see Item 5) (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,996,283 (see Item 5) (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 24.1% (see Item 5) (2)
14		TYPE OF REPORTING PERSON:	CO

(1)
Represents shares of Class A Common Stock of Townsquare Media, Inc. (the “Issuer”) issuable upon conversion of the 2,996,283 shares of Class C Common Stock directly owned by GE Capital Equity Holdings, Inc. (“GECEH”).  Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation.  Holders of the Issuer’s Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of the Issuer’s Class A Common Stock entitles its holder to one vote and each share of Issuer’s Class B Common Stock entitles its holder to ten votes.

(2)
Assumes (i) all of the shares of Class C Common Stock owned by GECEH are converted into shares of Class A Common Stock and (ii) and no other shares of Class C Common Stock and no shares of Class B Common Stock are converted into Class A Common Stock.  Percent of Class A Common Stock calculated based on 9,457,893 shares of Class A Common Stock outstanding as of August 4, 2015 (as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 5, 2015), plus the number of shares of Class A Common Stock issuable to GECEH upon conversion of all of the shares of Class C Common Stock owned by GECEH.

CUSIP No. 892231-10-1	13D	Page 3

1		NAME OF REPORTING PERSONS	GE Business Financial Services, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	144,284 (see Item 5) (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5) (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	144,284 (see Item 5) (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 144,284 (see Item 5) (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.5% (see Item 5) (2)
14		TYPE OF REPORTING PERSON:	CO

(1)
Represents shares of Class A Common Stock of the Issuer issuable upon conversion of the 144,284 shares of Class C Common Stock directly owned by GE Business Financial Services, Inc. (“GEBFS”).  Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation.  Holders of the Issuer’s Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of the Issuer’s Class A Common Stock entitles its holder to one vote and each share of Issuer’s Class B Common Stock entitles its holder to ten votes.

(2)
Assumes (i) all of the shares of Class C Common Stock owned by GEBFS are converted into shares of Class A Common Stock and (ii) and no other shares of Class C Common Stock and no shares of Class B Common Stock are converted into Class A Common Stock.  Percent of Class A Common Stock calculated based on 9,457,893 shares of Class A Common Stock outstanding as of August 4, 2015 (as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 5, 2015), plus the number of shares of Class A Common Stock issuable to GEBFS upon conversion of all of the shares of Class C Common Stock owned by GEBFS.

CUSIP No. 892231-10-1	13D	Page 4

1		NAME OF REPORTING PERSONS	GEI, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	144,284 (see Item 5) (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5) (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	144,284 (see Item 5) (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 144,284 (see Item 5) (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.5% (see Item 5) (2)
14		TYPE OF REPORTING PERSON:	CO

(1)
Includes the shares owned by GEBFS, which is a wholly-owned subsidiary of GEI, Inc. (“GEI”).  GEI may be deemed a beneficial owner of such shares.  See Note (1) to GEBFS’ cover page of this Amendment No. 1 to Schedule 13D.

(2)	See Note (2) to GEBFS’ cover page of this Amendment No. 1 to Schedule 13D.

CUSIP No. 892231-10-1	13D	Page 5

1		NAME OF REPORTING PERSONS	Antares Capital Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	117,572 (see Item 5) (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5) (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	117,572 (see Item 5) (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 117,572 (see Item 5) (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.2% (see Item 5) (2)
14		TYPE OF REPORTING PERSON:	CO

(1)
Represents shares of Class A Common Stock of the Issuer issuable upon conversion of the 117,572 shares of Class C Common Stock directly owned by Antares Capital Corporation (“Antares”).  Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation.  Holders of the Issuer’s Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of the Issuer’s Class A Common Stock entitles its holder to one vote and each share of Issuer’s Class B Common Stock entitles its holder to ten votes.

(2)
Assumes (i) all of the shares of Class C Common Stock owned by Antares are converted into shares of Class A Common Stock and (ii) and no other shares of Class C Common Stock and no shares of Class B Common Stock are converted into Class A Common Stock.  Percent of Class A Common Stock calculated based on 9,457,893 shares of Class A Common Stock outstanding as of August 4, 2015 (as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 5, 2015), plus the number of shares of Class A Common Stock issuable to Antares upon conversion of all of the shares of Class C Common Stock owned by Antares.

CUSIP No. 892231-10-1	13D	Page 6

1		NAME OF REPORTING PERSON:	General Electric Capital Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	3,258,139 (see Item 5) (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5) (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	3,258,139 (see Item 5) (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5) (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,258,139 (see Item 5) (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.6% (see Item 5) (2)
14		TYPE OF REPORTING PERSON:	CO

(1)
Represents shares of Class A Common Stock of the Issuer issuable upon conversion of the 3,258,139 shares of Class C Common Stock in the aggregate directly owned by GECEH, GEBFS and Antares. GECEH, GEBFS and Antares are wholly-owned subsidiaries of General Electric Capital Corporation (“GE Capital”), and GE Capital is a beneficial owner of such shares.  Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of the Issuer’s Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation.  Holders of the Issuer’s Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of the Issuer’s Class A Common Stock entitles its holder to one vote and each share of Issuer’s Class B Common Stock entitles its holder to ten votes.

(2)
Assumes (i) all of the shares of Class C Common Stock owned by GECEH, GEBFS and Antares are converted into shares of Class A Common Stock and (ii) and no other shares of Class C Common Stock and no shares of Class B Common Stock are converted into Class A Common Stock.  Percent of Class A Common Stock calculated based on 9,457,893 shares of Class A Common Stock outstanding as of August 4, 2015 (as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 5, 2015), plus the number of shares of Class A Common Stock issuable to GECEH, GEBFS and Antares upon conversion of all of the shares of Class C Common Stock owned by them.

CUSIP No. 892231-10-1	13D	Page 7

1		NAME OF REPORTING PERSON:	General Electric Company

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) [x]
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	Disclaimed (see row 11 below)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	Disclaimed (see row 11 below)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by General Electric Company
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see row 11 above)
14		TYPE OF REPORTING PERSON:	CO

This Amendment No. 1 amends the Schedule 13D filed August 4, 2014 (the “Schedule 13D”), and is filed jointly by GE Capital Equity Holdings, Inc. (“GECEH”), GE Business Financial Services Inc. (“GEBFS”), GEI, Inc. (“GEI”), Antares Capital Corporation (“Antares”), General Electric Capital Corporation (“GE Capital”), and General Electric Company (“GE”) (each of GECEH, GEBFS, GEI, Antares, GE Capital and GE, a “Reporting Person” and collectively the “Reporting Persons”), with respect to the Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), of Townsquare Media, Inc. (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On August 14, 2015, GECEH, GEBFS, Antares and ASF Radio, L.P. (“ASF”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which GECEH, GEBFS and Antares agreed to sell an aggregate of 3,258,139 shares of Class C Common Stock, all of the shares of the Issuer they currently own, to ASF for $12.5637 per share, in cash (an aggregate of $40,934,197.44), which represents approximately the average trading price of the Class A Common Stock for the five trading days preceding August 14, 2015.  Specifically, GECEH agreed to sell 2,996,283 shares of Class C Common Stock for $37,644,323.92; GEBFS agreed to sell 144,284 shares of Class C Common Stock for $1,821,737.19; and Antares agreed to sell 117,572 shares of Class C Common Stock for $1,477,136.32.  The closing of the sale is subject to certain closing conditions, including the notices required to be delivered under the Certificate of Incorporation (as defined in Item 5 of this Amendment No. 1), as further described in Item 5, and is scheduled for October 15, 2015, or such other date that the parties may agree.  ASF is an affiliate of Ardian, an independent private equity investment company.  The response to Item 6 of this Amendment No. 1 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The following description of beneficial ownership does not give effect to the contemplated closing of the sale of Class C Common Stock pursuant to the Stock Purchase Agreement described in Item 4 of this Amendment No. 1.

(a)
The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 1, as of August 18, 2015, are incorporated herein by reference.  As of August 18, 2015, GE Capital was the beneficial owner of 3,258,139 of shares of Class A Common Stock issuable upon conversion of the 3,258,139 shares of Class C Common Stock in the aggregate directly owned by GECEH, GEBFS and Antares, which represents 25.6% of the number of shares of Class A Common Stock outstanding based on (i) 9,457,893 shares of Class A Common Stock outstanding as of August 4, 2015 (as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 5, 2015), plus (ii) the number of shares of Class A Common Stock issuable to GECEH, GEBFS and Antares upon conversion of the shares of Class C Common Stock owned by them).

Holders of Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of Class A Common Stock entitles its holder to one vote and each share of Class B Common Stock entitles its holder to ten votes.

Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares of Class C Common Stock into an equal number of shares of Class A Common Stock.  In connection with the transfer of shares of Class C Common Stock, unless prior to such transfer, the transferor or transferee sends a notice to the Issuer requesting that the shares of Class C Common Stock remain shares of Class C Common Stock following such transfer, such transferred shares will automatically convert into an equal number of shares of Class A Common Stock.

Assuming (i) all of the shares of Class C Common Stock owned by GECEH, GEBFS and Antares are converted into shares of Class A Common Stock and (ii) and no other shares of Class C Common Stock and no shares of Class B Common Stock are converted into Class A Common Stock, the 3,258,139 shares of Class A Common beneficially owned by GE Capital as of August 18, 2015, would constitute approximately 7.6% of the aggregate voting power of all classes of the Issuer’s common stock outstanding

(also based on 3,022,484 shares of Class B Common Stock outstanding as of August 4, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 5, 2015).

To the extent that such conversion or transfer, or any transfer of Class A Common Stock (whether or not in connection with any conversion) would result in the holder or transferee holding more than 4.99% of the aggregate voting power of all classes of the Issuer’s common stock issued and outstanding immediately following such conversion or transfer, the holder or transferee, respectively, is required first to deliver to the Issuer an ownership certification for the purpose of enabling the Issuer (i) to determine that such holder does not have an attributable interest in another entity that would cause the Issuer to violate applicable Federal Communications Commission (“FCC”) rules and regulations and (ii) to seek any necessary approvals from the FCC or the U.S. Department of Justice.  The Issuer is not required to convert any share of Class C Common Stock if the Issuer in good faith determines that such conversion would result in a violation of the Communications Act of 1934, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the rules and regulations promulgated under either.  In addition, prior to any transfer or conversion of Class C Common Stock, other than in connection with certain public sales, a holder of such stock is required to give the Issuer four business days notice of the transfer or conversion and provide any information reasonably requested by the Issuer to ensure compliance with applicable law.

The foregoing description of certain rights of, and restrictions on, the Class A Common Stock, Class B Common Stock, and Class C Common Stock are not, and do not purport to be, complete and are qualified in their entirety by reference to the text of the Issuer’s certificate of incorporation (“Certificate of Incorporation”), which is filed as Exhibit 2 to the Schedule 13D filed on August 4, 2014, and incorporated herein by reference.

To the Reporting Persons’ knowledge, none of the Scheduled Persons beneficially owned any shares of Class A Common Stock as of August 18, 2015.

(b)
The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 1 to Schedule 13D and (ii) Item 5(a) hereof, in each case, as of August 18, 2015, are incorporated herein by reference.

(c)
Except for the transaction described in Item 4 of this Amendment No. 1 (which is incorporated herein by reference), none of the Reporting Persons, nor, to their knowledge any of the Scheduled Persons, has effected any transaction in Class A Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 7 hereto.  The information set forth in Items 4 and 5 of this Amendment No. 1 is incorporated herein by reference.  The description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, filed as Exhibit 8 to this Amendment No. 1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

7	Joint Filing Agreement, by and among the Reporting Persons, dated August 18, 2014. *

8	Stock Purchase Agreement dated as of August 14, 2015, by and among Antares Capital Corporation, GE Capital Equity Holdings, Inc., GE Business Financial Services Inc., and ASF Radio, L.P.*

Exhibit No.	Exhibit Description

9	Power of Attorney (General Electric Capital Corporation).*

10	Power of Attorney (General Electric Company).*
__________________
* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 2015

GE CAPITAL EQUITY HOLDINGS, INC.

By:	/s/ Vincent Erardi
	Name:	Vincent Erardi
	Title:	Senior Managing Director, CFO & Treasurer

GE BUSINESS FINANCIAL SERVICES INC.

By:	/s/ Vincent Erardi
	Name:	Vincent Erardi
	Title:	Divisional President

GEI, Inc.

By:	/s/ Robert Giglietti
	Name:	Robert Giglietti
	Title:	President

ANTARES CAPITAL CORPORATION

By:	/s/ Vincent Erardi
	Name:	Vincent Erardi
	Title:	Treasurer

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Vincent Erardi
	Name:	Vincent Erardi
	Title:	Duly Authorized Signatory

GENERAL ELECTRIC COMPANY

By:	/s/ Vincent Erardi
	Name:	Vincent Erardi
	Title:	Duly Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Exhibit Description

7	Joint Filing Agreement, by and among the Reporting Persons, dated August 18, 2014. *

8	Stock Purchase Agreement dated as of August 14, 2015, by and among Antares Capital Corporation, GE Capital Equity Holdings, Inc., GE Business Financial Services Inc., and ASF Radio, L.P.*

9	Power of Attorney (General Electric Capital Corporation).*

10	Power of Attorney (General Electric Company).*

_______________________
* Filed herewith